UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PRO-PHARMACEUTICALS, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74267T109

(CUSIP Number)

Rod D. Martin

1099 Forest Lake Terrace

Niceville, FL 32578

 Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

{A0053652.DOC}

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2009 (the “Schedule 13D”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Pro-Pharmaceuticals, Inc. (the “Issuer”).

CUSIP No. 74267T109

1. Names of Reporting Persons. Rod D. Martin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b) x
3. SEC Use Only
4. Source of Funds (See Instructions) PF ; AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting

{A0053652.DOC}

Person With:	7. Sole Voting Power 509,426 shares of Common Stock[1]
8. Shared Voting Power 25,600,000 shares of Common Stock[2],[3]
9. Sole Dispositive Power 509,426 shares of Common Stock[1]
10. Shared Dispositive Power 25,600,000 shares of Common Stock[2,3]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 26,109,426
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X3
13. Percent of Class Represented by Amount in Row (11) 34.73%
14. Type of Reporting Person (See Instructions) IN, HC

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.001 per share, of Pro-Pharmaceuticals, Inc. (the “Issuer”).  The principal executive officers of the Issuer are located at 7 Wells Avenue, Newton, Massachusetts 02459.

ITEM 2. IDENTITY AND BACKGROUND

(a)

Name:  Rod D. Martin

(b)

Address:  1099 Forest Lake Terrace, Niceville, FL 32578

(c)

Present occupation: Technology entrepreneur.

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship:  United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to read in its entirety as follows:

On February 12, 2009, 10X Fund entered into a Stock Purchase Agreement between 10X Fund and Issuer (the “Purchase Agreement”) pursuant to which 10X Fund has the right, for aggregate consideration of $6,000,000, to acquire up to 3,000,000 shares of Series B-1 or B-2 Convertible Preferred Stock of the Issuer (which are convertible into an aggregate of 12,000,000 shares of Common Stock), Class A-1 Warrants exercisable to purchase up to 6,000,000 shares of Common Stock at an exercise price of $0.50 per share, Class A-2 Warrants exercisable to purchase up to 6,000,000 shares of Common Stock at an exercise price of $0.50 per share, and Class B Warrants exercisable to purchase up to 24,000,000 shares of Common Stock at an exercise price of $0.50 per share.  The securities purchasable under the Purchase Agreement may be purchased in one or more closings until June 11, 2009; provided that such date shall be automatically

{A0053652.DOC}

extended until August 10, 2009 in the event 10X Fund purchases at least $2,500,000 under the Purchase Agreement by May 13, 2009.  10X Fund completed the purchase of $2,700,000 under the Purchase Agreement by May 13, 2009, and therefore the deadline to purchase securities under the Purchase Agreement is August 10, 2009.

On February 12, 2009, 10X Fund purchased, and Issuer sold, (a) 900,000 shares of Series B-1 Preferred Stock (which are convertible into 3,600,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 1,800,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 1,800,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 7,200,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Initial Closing Securities”).

On May 13, 2009, 10X Fund purchased, and Issuer sold, (a) 450,000 shares of Series B-2 Preferred Stock (which are convertible into 1,800,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 900,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 900,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 3,600,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “First Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the First Subsequent Closing Securities was $900,000.

On June 30, 2009, 10X Fund purchased, and Issuer sold, (a) 250,000 shares of Series B-2 Preferred Stock (which are convertible into 1,000,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 2,000,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Second Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the First Subsequent Closing Securities was $500,000.

The Reporting Person is (a) a Managing Member of 10X Capital, which is the general partner of 10X Fund, and (b) an investor in 10X Fund.  As such, the Reporting person may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund.

On February 13, 2009, the Issuer granted the Reporting Person 500,000 shares of Common Stock pursuant to Issuer’s 2009 Incentive Compensation Plan (the “2009 Plan”).  Such shares were issued to the Reporting Person in connection with his service on Issuer’s Board of Directors.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to read in its entirety as follows:

The Reporting Person acquired its interests in the Issuer for investment purposes; however, as described below, the Reporting Person has been elected to the Issuer’s Board of Directors.  The Reporting Person intends to monitor and evaluate its investment in such interest on a continuing basis.

In addition to acquiring the Initial Closing Securities, the First Subsequent Closing Securities and the Second Subsequent Closing Securities to the Purchase Agreement, 10X Fund may also purchase, at one or more additional closings, (a) 1,400,000 shares of Series B-2 Convertible Preferred Stock, par value $0.01 per share, of Issuer (which are convertible into 5,600,000 shares of Common Stock), (b) Class A-1 warrants exercisable to purchase 2,800,000 shares of Common Stock at an exercise price of $0.50 per share, (c) Class A-2 warrants exercisable to purchase 2,800,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) Class B warrants exercisable to purchase 11,200,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Subsequent Closing Securities”).  Under the Purchase Agreement, the additional closings to consummate the purchase of the Subsequent Closing Securities must occur on or before August 10, 2009.  The Reporting Person may be considered to have beneficial ownership of all or a portion of the Subsequent Closing Securities based upon 10X Fund’s right to acquire the Subsequent Closing Securities.

Under the terms of the Series B-1 Preferred Stock and Series B-2 Preferred Stock, as set forth in the Certificate of Designation of Preferences, Rights and Limitations of such securities, 10X Fund is permitted to (a) vote as a separate class to elect two (2) members of the Issuer’s Board of Directors and (b) nominate two (2) additional members of the Issuer’s Board of Directors, which additional nominees shall be subject to election by all shares of voting stock entitled to vote on matters put before the holders of Common Stock.  The number of members of Issuer’s Board of Directors elected by 10X Fund voting as a separate class shall be increased to three (3) if and when 10X Fund consummates the purchase of all Subsequent Closing Securities.  The Reporting Person has been elected to be a member of the Issuer’s Board of Director.

{A0053652.DOC}

Depending upon their assessment of the Issuer from time to time, the Reporting Person may change his present intentions as stated above or dispose of some or all of the interests of the Issuer held by 10X Fund in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers.  Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to its interests in the Issuer, the possible activities of the Reporting Person may change from time to time.

Except as set forth in this Item 4 and elsewhere in this Statement, the Reporting Person does not have any plans or proposals which related to or would result in any of the actions specified in Item 4 of Schedule 13D, but the Reporting Person reserves the right to change his intentions with respect to any of the foregoing at any time without notice.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to read in its entirety as follows:

(a) Aggregate number and percentage of beneficially owned Common Stock: 26,109,426; 34.73%45

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote:  509,426

Shared power to vote or direct the vote: 25,600,0005

Sole power to dispose or direct the disposition: 509,426

Shared power to dispose or direct the disposition: 25,600,0005

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:

On May 13, 2009, 10X Fund purchased, and Issuer sold, (a) 450,000 shares of Series B-2 Preferred Stock (which are convertible into 1,800,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 900,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 900,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 3,600,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “First Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the First Subsequent Closing Securities was $900,000.  The Reporting Person is (x) a Managing Member of 10X Capital, which is the general partner of 10X Fund, and (y) an investor in 10X Fund.  As such, the Reporting Person may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund.

On June 30, 2009, 10X Fund purchased, and Issuer sold, (a) 250,000 shares of Series B-2 Preferred Stock (which are convertible into 1,000,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 2,000,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “First Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the First Subsequent Closing Securities was $500,000.  The Reporting Person is (x) a Managing Member of 10X Capital, which is the general partner of 10X Fund, and (y) an investor in 10X Fund.  As such, the Reporting Person may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities:

James Czirr, who is also a managing member of 10X Capital, the general partner of 10X Fund.

(e) N/A

{A0053652.DOC}

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There have been no changes to Item 6 since the initial Schedule 13D filed on March 18, 2009.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are being filed as additional exhibits:

Exhibit No.	Description
24	Power of Attorney for Rod Martin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2009

_______________________

Date

/s/ Robert J. Mottern

_______________________

Signature

Robert J. Mottern, as attorney in fact for Rod Martin

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes

1 Includes 500,000 shares of the Issuer’s common stock (“Common Stock”) received by the Reporting Person pursuant to Issuer’s 2009 Incentive Compensation Plan that are subject to forfeiture and will not be fully vested until February 13, 2011.

2 The Reporting Person is (a) a Managing Member of 10X Capital Management, LLC (“10X Capital”), a Florida limited liability company and the General Partner of 10X Fund, L.P. (“10X Fund”), a Delaware limited partnership, and (b) an investor in the 10X Fund.  As such, the Reporting Person may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund, L.P.  The beneficial ownership of 10X Fund includes (a) 3,600,000 shares of the Issuer’s Common Stock which 10X Fund has the right to acquire upon conversion of 900,000 shares of the Issuer’s Series B-1 Convertible Preferred Stock, (b) 2,800,000 shares of Common Stock which the 10X Fund has the right to acquire upon conversion of 700,000 shares of the Issuer’s Series B-2 Convertible Preferred Stock, (c) 3,200,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of three (3) Class A-1 Warrants of the Issuer, (d) 3,200,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of three (3) Class A-2 Warrants of the Issuer, and (e) 12,800,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of three (3) Class B Warrants of the Issuer, for a total of 25,600,000 shares which 10X Fund has the right to acquire upon conversion or exercise of existing securities of the Issuer owned by 10X Fund.   The beneficial ownership of 10X Fund does not include an additional 22,400,000 shares of Common Stock which 10X Fund could acquire upon conversion or exercise of additional shares of Series B-2 Convertible Preferred Stock, Class A-1 Warrants, Class A-2 Warrants and Class B Warrants which 10X Fund has the right to purchase from Issuer pursuant to a Securities Purchase Agreement dated February 12, 2009 (the “Purchase Agreement”), which 10X Fund disclaims ownership of at this time pursuant to Rule 13d-4.  Specifically, for an additional investment in the Issuer of up to $2,800,000, the 10X Fund has the right to acquire from the Issuer 1,400,000 additional shares of Series B-2 Convertible Preferred Stock which would be convertible into 5,600,000 shares of Common Stock, Class A-1 Warrants exercisable to purchase an additional 2,800,000 shares of Common Stock at $0.50 per share, Class A-2 Warrants exercisable to purchase an additional 2,800,000 shares of Common Stock at $0.50 per share, and Class B Warrants exercisable to purchase an additional 11,200,000 shares of Common Stock at $0.50 per share. The additional securities may be purchased from the Issuer at one or more additional closings until August 10, 2009.  All of the securities presently owned by 10X Fund, or which may be acquired in the future under the Purchase Agreement, are convertible or exercisable immediately shares of Common Stock.  10X Fund’s beneficial ownership does not include shares of Common Stock which the Issuer has the right to issue to 10X Fund in payment of cumulative dividends on shares of Series B-1 or Series B-2 Convertible Preferred Stock of the Issuer.

3 This number excludes 9,500 shares of Common Stock owned by the Reporting Person’s spouse and shares of Common Stock which 10X Fund would have the right to acquire upon exercise or conversion of certain warrants and convertible preferred shares which it has the right to acquire.  See Footnote 2.  The Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by his spouse, and beneficial ownership of any shares of which 10X Fund has disclaimed beneficial ownership.

4 Based on 50,356,709 shares of Common Stock outstanding on May 15, 2009.

5 Excludes certain shares owned by the Reporting Person’s spouse, and certain shares that may be acquired upon conversion or exercise of shares of the Issuer’s Series B-2 Convertible Preferred Stock and additional warrants to acquire Common Stock that 10X Fund has the right to acquire the pursuant to the Purchase Agreement, which securities may be converted or exercised for an aggregate of up to 22,400,000 shares of Common Stock.  If such securities are acquired by 10X Fund, the Reporting person may be deemed to have indirect beneficial ownership of all or a portion of such securities.

{A0053652.DOC}